August 20, 2007

Mail Stop 6010

Chuck Shillings
President and Chief Executive Officer
Strasbaugh
825 Buckley Road
San Luis Obispo, California 93401

> **Re:** **Strasbaugh**
> **Registration Statement on Form SB-2**
> **Filed July 23, 2007**
> **File No. 333-144787**

Dear Mr. Shillings:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Prospectus Cover Page

2. Given that there is no market for your securities, please disclose the fixed price at which your selling shareholders will sell their securities. See Schedule A Item 16 of the Securities Act and Regulation S-B Item 501(a)(9)(iv). If this transaction is eligible to be made on a shelf basis under Rule 415(a)(1)(i), we will not object if you disclose that selling shareholders will sell at the disclosed fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing

market prices or privately negotiated prices. Please also revise your "Plan of Distribution" disclosure accordingly.

3.   If true, please revise your statement that your shares are "traded" on the Pink Sheets to clarify that prices of your common stock are quoted on the Pink Sheets.

Prospectus Summary, page 2

4.   Please provide us independent, objective support for the statements regarding your leadership as well as your statements about your market share and market standing. For example, you indicate in the summary and in other parts of your prospectus that you are positioned as a "leader in certain niche markets and as a lower cost alternative… in more mainstream markets.' and you are "an industry leader" and with a "significant brand identity."

5.   We note your statements that you have a "large customer base" of "leading companies" and that your innovation and leadership have allowed you to "gain a large customer base of well established market participants." Please provide independent objective support for these statements and please balance these statements with equally prominent disclosure about your reliance on a small number of customers as described on pages 11 and 40.

6.   We note you identified ten customers in the fifth paragraph. Please tell us the objective criteria you used to determine which customers to highlight here. Also tell us whether you identified in the summary all customers that satisfy those criteria.

7.   Prominently in your summary, please briefly highlight the applications on which you focus as mentioned on page 32.

8.   In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. Avoid mere repetition from the Business section. Further, please tell us why you believe the detailed discussion of the terms of your Series A Preferred stock is appropriate for the summary.

Continue to Develop Next Generation Products, page 3

9.   Please provide us the basis for your statements in the last sentence of this section. Also, if you are not able to disclose more specific information, please tell us how investors will have sufficient information necessary to evaluate your statement.

Corporate information, page 5

10.   Please clearly and briefly highlight the material effects of this transaction, including any change in control and management.

Industry and market data, page 5

11.   You many not disclaim responsibility for your disclosure.   Accordingly, please revise your statement that you "do not make any representation as to the accuracy of such information" in your document.

12.   Please tell us whether all industry and market data you cite in your document is publicly available and whether the data was commissioned for your use or for use in the registration statement.

13.   We note that your statement of consent is limited to Laredo. Please tell us whether all other sources have consented to your use of the data. Also, given that it appears that you are intending that investors rely on the Laredo consent, please file it as an exhibit to the registration statement.

Summary Financial Information, page 7

14.   Please revise to include a footnote discussing the fiscal year 2005 restatement or referring to where the restatement is disclosed.

Risk Factors, page 8

15.   Please tell us whether you plan to register you securities under Section 12 of the Exchange Act.   If you do not, please add a risk fact to explain the effects of the automatic suspension under Section 15(d) and the inapplicability of the proxy rules and Section 16 of the Exchange Act.

16.   Please add a risk factor discussing the risks associated with voting control of the company by your significant shareholders.

Price Range of Common Stock, page 20

17.   Please briefly highlight the significant corporate developments that occurred in the periods presented.

18.   Please clarify how the disclosure in this section is consistent with your statement in your Form 8-K Filed July 11, 2005 that your common stock will not longer assignable or transferable on the books of the company.

Overview, page 21

19.   We note much of your first five paragraphs in this section are identical to the summary on page 2 and the business section on page 30. Please revise to avoid repeating disclosure. The overview in this section should be a balanced, executive-level discussion that identifies the most important themes or other

significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the "Overview," see Commission Guidance Regarding Managements Discussion and Analysis of Financial Condition and Results of Operations Interpretive Release No. 33-8350 (December 19, 2003) on our website.

Backlog, page 28

20.   Please clarify whether the orders are cancellable.

Business, page 30

21.   Please disclose the status of your dissolution described in your proxy material filed May 5, 2005 and your Form 10-K filed July 29, 2005. Also explain how your activities since those dates are consistent with the dissolution plan adopted by your shareholders and disclosed in those filings.

22.   With a view toward disclosure in an appropriate section of your document, please tell us whether any of the registrant's shareholders or past or present affiliates received anything of value, other than as disclosed in your compensation tables or related-party transactions disclosure, since the date that the dissolution was announced and the date that that the share exchange was completed. Include anything that those parties have received or will receive in connection with the share exchange agreement.

23.   We note your disclosure on page 36 that you require a partner to pursue "more mainstream" applications. Please clarify why your current products are not used in mainstream applications.

24.   We note your disclosure on page 2 that you are positioned as a lower cost alternative. Please clarify why your products can be priced lower than your competitors.

25.   Please disclose when Strasbaugh was incorporated and began significant operations.

26.   We note your risk factor on page 12 regarding environmental regulation. Please provide the disclosure required by Regulation S-B Item 101(b)(11).

Silicon Wafer and Silicon Wafer Equipment Industry, page 33

27.   Please provide us the data that supports the 46% growth disclosed in this section.

Products and Services, page 37

28.   With a view toward clarified disclosure, please tell us the amount of revenue generated from each product during the fiscal periods presented in your filing.

Customers, Page 40

29.   If you do not have long-term contracts with the cited customers or major customers may terminate their relationship with you at any time, please balance your disclosure regarding your long-term relationships accordingly.   We note your risk factor disclosure on page 9.

Intellectual Property, page 43

30.   Please disclose the duration of your material patents. Also, please separately clarify the extent and duration of your U.S. patent portfolio, and describe the scope of the non-exclusive license.

Management, page 46

31.   Please describe Mr. Porter's business experience during the past five years.

32.   Please provide us your analysis of whether the individuals you identify as "Key Employees" on page 46 are executive officers as defined by rule 405. Cite all authority on which you rely.

Composition of the Board of Directors, page 47

33.   Please describe the right of the preferred shareholders to nominate directors as mentioned on page 82. Also, identify the board members nominated by the preferred shareholders.

Employment Agreements, page 52

34.   We note your disclosure in the fourth paragraph on page 53 does not appear to cover all the severance benefits described in Section 6 of the executives' employment agreements. Please describe all material provisions of such severance terms.

Certain Relationships and Related Transactions, page 66

35.   We note the February 2007 repurchase of preferred stock as described on page F-43. Please tell us why you have omitted this information from the disclosure required by Item 404 of Regulation S-B.

36.   Please tell us why this section does not describe the Agility repurchase mentioned on page 27.

Share Exchange Transaction, page 67

37.   Please tell us how you determined which shareholders identified in exhibit A to exhibit 2.1 could be excluded from this section. For guidance, refer to question and answer 2.01 of our Item 404 *Compliance and Disclosure Interpretations* available on our web site.

38.   Please disclose the principle followed in determining the amount to pay for the shares you acquired in the share exchange.

39.   With a view toward disclosure, please tell us which related parties acquired the shares they exchanged within two years prior to the exchange. Also tell us the cost of the shares to those parties.

Facilities Lease, page 67

40.   Please describe the monthly payment amount for your facilities lease, and quantify the payments made in 2005, 2006 and 2007. Also, please quantify Mr. Strasbaugh's percentage ownership of the property.

Repayment of Loan, page 68

41.   Please more fully describe this transaction, including date, total amount and purpose of the loan and the interest rate.

Series A Preferred Stock Financing, page 68

42.   Please clarify the basis for B. Riley and Co.'s assignment of its warrants to related parties. Describe the consideration paid by your related parties.

43.   Please disclose the price at which your stock was quoted in the Pink Sheets on the date of this transaction.

Principal Shareholders, page 69

44.   Please tell us why the lead-in sentence to this section indicates that you have only provided disclosure with respect to your common stock given the requirements of Regulation S-B Item 403 as it relates to your Series A Preferred Stock.

45.   Please reconcile your statement in the third paragraph that the 4.99% limitation may be waived upon 61-days' notice with your disclosure in the first paragraph under "Series A Preferred Stock Financing" on page 68 which indicates that that the waiver took effect in one day.

46.   Please include a row in the table for Mr. Gullard.

Selling Security Holders, page 72

47.   Refer to your disclosure noted at the end of the table with two asterisks. Please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus: the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Please revise as appropriate.

48.   Please identify the individuals with beneficial ownership of the shares held by the entities in the table. For example, we note PTR Fund, L.P.

Overview, page 76

49.   Please tell us the purpose and the authority for the last two sentences of the first paragraph.

Indemnification, page 78

50.   Please file as an exhibit to the registration statement the engagement agreement mentioned in clause (iii).

Common Stock, page 80

51.   Please clarify whether shareholders have the ability to cumulate their votes. We note section 2.8 of your bylaws.

Anti-takeover effects, page 83

52.   We note your reference to "other provisions" in the second paragraph. Please provide all disclosure required by Regulation S-B Item 202(a)(4).

Change in Certifying Accountant, page 84

53.   Please revise your filing to include the disclosures required by Item 304(a)(2) of Regulation S-B related to appointment of your current independent accountant.

Index to Financial Statements, page F-1

General

54.   Please update the financial statements, as applicable, as required by Item 310(g) of Regulation S-B.

55.   Include updated accountants' consents with all amendments to the filing.

Interim Condensed Financial Statements, page F-2

General

56.   As applicable, please revise your unaudited condensed financial statements to also address the comments issued below in connection with your annual audited financial statements.

Notes to Condensed Financial Statements, page F-5

Note 1. Summary of Significant Accounting Policies, page F-5

-SAB 108—Misstatements in Prior Periods, page F-6

57.   We note your disclosure that you recorded a net $22,000 adjustment for errors in your financial statements. Please tell us whether the adjustment was recorded in your March 31, 2007 or 2006 financial statements. Additionally, please tell us how this adjustment is in accordance with SAB 108 which is required to be adopted in your financial statements for the period ending after November 15, 2006, which in your case is December 31, 2006.

Annual Financial Statements, page F-18

Statements of Income, page F-20

58.   We note that you recognized $100,236 in income from the cancellation of
        liabilities and $379,178 from the cancellation of accrued royalties in fiscal 2005.
        Please tell us and revise your filing to explain the nature of the original liabilities
        and accrued royalties that you were obligated to pay and why it was appropriate to
        recognize income related to the cancellation of these obligations. Cite the
        accounting literature relied upon and explain how you applied this literature to
        your situation.

Notes to Financial Statements, page F-23

Note 1. Summary of Significant Accounting Policies, page F-23

-Segment Information, page F-24

59.   Please revise your filing to provide the disclosures for product sales and services
        required by paragraph 37 of SFAS 131.

-Revenue Recognition, page F-26

60.   We note on page 40 and throughout the filing that you provide installation
        services to your customers and other services to customers. Please tell us and
        revise your filing to explain the nature of the services that you provide to your
        customers and how you evaluated your sales arrangements for multiple-elements.
        Refer to EITF 00-21 and SAB Topic 13.

61.   We also note on page 28 that you provide upgrades to your customers. Please tell
        us and revise your filing to explain the nature and your accounting for these
        upgrades. Include in your discussion the specific accounting literature you relied
        upon.

62.   We further note on page 2 and throughout the filing that you enter into
        arrangements to sell your products through distributors and manufacturers'
        representatives. Please tell us and revise your filing to describe the significant
        terms of your agreements with distributors, including payment, return, exchange,
        price protection, discounts, sales incentives and other significant matters. Refer to
        SAB Topic 13, EITF 01-09, and SFAS 48, as necessary.

-Shipping Costs, page F-26

63.   We note that you classify shipping costs that you billed your customers within selling, general and administrative expenses. Paragraph 5 of EITF 00-10 indicates all shipping amounts billed to a customer in a sale transaction related to shipping and handling, if any, represent revenues earned for the goods provided and should be classified as revenue. Please revise or advise.

-New Accounting Pronouncements, page F-29

64.   We note your disclosure that you will be required to adopt SAB 108 in your fiscal year 2006 and that you do not expect it to have a material impact on your financial statements. However, SAB 108 is effective for fiscal years ending after November 15, 2006, which in your case is the fiscal year ended December 31, 2006. Please revise or advise to tell us what impact the adoption of SAB 108 had on your fiscal 2006 financial statements.

Note 8. Commitments and Contingencies, page F-34

65.   We note your disclosures on page 44 related to a complaint filed by Mr. Rzezuski for which your insurance carrier has assumed the defense of this action. SFAS 5 assessments should be made on a gross basis, before consideration of any possible insurance claims.   Please revise your filing to provide your assessment of this contingency under SFAS 5 and the disclosures required by paragraphs 9 – 12 of SFAS 5.

Note 10. Stock Compensation Plan, page F-36

66.   We note that you immediately vested options to purchase 548,866 shares of common stock during fiscal 2006 and recorded $7,000 in compensation expense for this modification under SFAS 123(R) and APB 25. We further note that you issued these options based on a stock price of $0.07 per share. Please address the following:
   - Please tell us and revise your filing to provide the fair value of your common stock on the date of modification. Within your discussion, please explain how you determined the fair value of your common stock on the date of the modification.
   - Please explain to us why you recognized $7,000 in compensation expense for this modification under SFAS 123(R) and APB 25 since you adopted SFAS 123(R) on January 1, 2006.

67.   Further to the above, we further note that you used the grant/modification date fair value of 0.09% within the Black Scholes model to value these stock options.

Chuck Shillings
Strasbaugh
August 20, 2007
Page 11

Please tell us and revise your filing to explain what is meant by
"grant/modification date fair value percentage" and how you determined this
assumption.

Note 14. Supplemental Disclosure of Cash Flow Information, page F-42

68.   We note here and on page F-31 that you have transferred equipment to inventory
        for resale and have transferred certain inventory to property and equipment.
        Please revise your filing to address the following:

        • The nature of the equipment and your accounting policies related to transfers
          of this equipment to and from inventory and property and equipment;
        • The amount of this equipment included within inventory and property and
          equipment as of December 31, 2006 and 2005;
        • The basis at which you transferred this equipment from inventory to property
          and equipment;
        • The basis at which you transfer this equipment from property and equipment
          to inventory;
        • Describe how you record amortization expense, how it is reflected in the
          financial statements and why you believe the classification is appropriate.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

        • should the Commission or the staff, acting pursuant to delegated authority,
          declare the filing effective, it does not foreclose the Commission from taking any
          action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tara Harkins at (202) 551-3639 or in her absence, Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Larry Cerutti, Esq.
        Rushika Kumararatne, Esq.